Exhibit 2.2
American International Group, Inc.
70 Pine Street
New York, NY 10270
ALICO Holdings LLC
70 Pine Street
New York, NY 10270
October 29, 2010
General Counsel
MetLife, Inc.
1095 Avenue of the Americas
New York, NY 10036
Facsimile: (212) 251-1618
With a copy to:
John M. Schwolsky
Alexander M. Dye
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile: (212) 259-6333
By Facsimile and Overnight Courier
Re: Waiver relating to the AIG Recapitalization

Ladies and Gentlemen:
     Reference is made to the Stock Purchase Agreement (the “Agreement”), dated as of March 7, 2010, by and among ALICO Holdings LLC, a Delaware limited liability company (the “Seller”), American International Group, Inc., a Delaware corporation (the “Parent”), and MetLife, Inc., a Delaware corporation (the “Acquiror”), (together, the “Parties”). Capitalized terms used herein and not otherwise defined shall have the meanings specified therefor in the Agreement.
     Pursuant to Section 12.08 of the Agreement, the undersigned Parties hereby irrevocably waive (a) any prohibition pursuant to the Agreement with respect to the transactions contemplated by the Summary of Terms, dated as of September 30, 2010 (the “Summary of Terms”), by and among the Parent, the United States Department of the Treasury, the Federal Reserve Bank of New York and the AIG Credit Facility Trust, a copy of which is attached hereto as Exhibit A, including (i) the extension by Seller of a secured non-recourse loan to the Parent (the “Loan”), and (ii) the issuance of a guarantee by the Seller in favor of AIA Aurora LLC (“Aurora”), a Delaware limited liability company, in connection with a secured non-recourse loan by Aurora to the Parent and (b) Section 6.24(b)(ii) in its entirety.
     In consideration of the waivers provided herein, the Parties agree to add a new Section 6.28 to the Agreement, which shall read as follows:

     “Section 6.28. Parent Guarantee. (a) The Parent absolutely, unconditionally and irrevocably guarantees to the Acquiror Indemnified Parties the prompt payment when due, subject to any applicable grace period, of all obligations of the Seller to the Acquiror Indemnified Parties under the Transaction Agreements (the “Obligations”). All payments pursuant to this Section 6.28 shall be made by the Parent directly to the Acquiror in lawful money of the United States, in immediately available funds. For the avoidance of doubt, the covenants contained in this Section 6.28 are for the benefit of the Acquiror and its Affiliates, and nothing contained herein shall confer any right, claim or benefit upon any third party, including the Seller. In furtherance of the foregoing, the Parent acknowledges that the Acquiror may, in its sole discretion, bring and prosecute a separate action or actions against the Parent for the full amount of the Obligations, regardless of whether action is brought against the Seller or whether the Seller is joined in any such action or actions. The Guarantee is an unconditional guarantee of payment and not of collection.
          (b) Subject to paragraph (d) below, the Parent’s guarantee obligations under this Section 6.28 (the “Guarantee”) shall not be affected by the existence, validity, enforceability, perfection or extent of any collateral therefor or by any other circumstance relating to the Obligations that might otherwise constitute a legal or equitable discharge of or defense to the Parent not available to the Seller. This Guarantee shall remain in full force and effect and shall be binding on the Parent until all of the Obligations have been satisfied in full. In the event that any payment to the Acquiror Indemnified Parties in respect of any Obligation is rescinded or must otherwise be returned for any reason whatsoever, the Parent shall remain liable hereunder with respect to such Obligations as if such payment had not been made. However, the Parent reserves the right to assert defenses which the Seller may have to payment of any Obligations other than defenses arising from the bankruptcy or insolvency of the Seller and other defenses expressly waived hereby. The Acquiror Indemnified Parties shall not be obligated to file any claim relating to the Obligations in the event that the Parent or the Seller becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Acquiror Indemnified Parties to so file shall not affect the Parent’s obligations hereunder.
          (c) The Parent agrees that the Acquiror Indemnified Parties may at any time and from time to time, either before or after the date when due, without notice to or further consent of the Parent, extend the time of payment of, exchange or surrender any collateral for, or renew any of the Obligations, and may also make any agreement with the Seller or with any other party to or person liable on any of the Obligations or interested therein, for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, or for any modification of the terms thereof or of any agreement between the Acquiror Indemnified Parties and the Seller or any such other party or person, without in any way impairing or affecting the Parent’s guarantee of the Obligations hereunder. The Parent waives notice of the acceptance of this Guarantee and of the Obligations, presentment, demand for payment, notice of dishonor and protest.
          (d) Notwithstanding anything in this Section 6.28 to the contrary, the Acquiror Indemnified Parties agree that they shall look first to the Indemnification

Collateral Account Funds for payment of all Obligations when due to the extent required under Article XI of this Agreement, and shall only be entitled to make demand on the Guarantee from and after the time, if any, when no Indemnification Collateral Account Funds remain available for payment of Obligations.
          (e) The Parent agrees that the obligations of the Parent under this Section 6.28 shall not be released or discharged, in whole or in part, or otherwise affected by (i) the failure or delay on the part of the Acquiror to assert any claim or demand or to enforce any right or remedy against the Seller, the Parent or other Person; (ii) any change in the time, place or manner of payment of any of the Obligations or any rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms hereof or any agreement evidencing, securing or otherwise executed in connection with any of the Obligations; (iii) the addition, substitution or release of any Person interested in the transactions contemplated by this Agreement; (iv) any change in the corporate existence, structure or ownership of any Person interested in the transactions contemplated by this Agreement; (v) any insolvency, bankruptcy, reorganization or other similar proceeding affecting the Seller, the Parent or any other Person liable with respect to any of the Obligations; (vi) the existence of any claim, set-off or other right which the Parent may have at any time against the Seller, the Acquiror Indemnified Parties or any other Person, whether in connection with the Obligations or otherwise; or (vii) the adequacy of any other means the Acquiror Indemnified Parties may have of obtaining payment related to the Obligations. To the fullest extent permitted by law, the Parent hereby expressly waives any and all rights or defenses arising by reason of any law which would otherwise require any election of remedies by the Acquiror Indemnified Parties. The Parent hereby waives promptness, diligence, notice of the acceptance of the Guarantee and of the Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of any Obligations incurred and all other notices of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect, any right to require the marshalling of assets of any Person interested in the transactions contemplated by the Agreement, and all suretyship defenses generally. The Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 6.28 are knowingly made in contemplation of such benefits. The Parent hereby covenants and agrees that it shall not institute, directly or indirectly, and shall cause its affiliates not to institute, any proceeding asserting that this Section 6.28 is illegal, invalid or unenforceable in accordance with its terms.
          (f) The Parent hereby unconditionally waives any rights that it may now have or hereafter acquire against the Seller or other Person that arise from the existence, payment, performance, or enforcement of the Parent’s obligations under or in respect of this Section 6.28 or any other agreement in connection with this Section 6.28, including any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Acquiror against the Seller or such other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from the Seller or such other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Obligations and all other amounts payable under this Section 6.28 shall have been paid in full in immediately available funds. If any amount shall be paid to the Parent in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Obligations and all other amounts payable under this Section 6.28, such amount shall be received and held in trust for the benefit of the Acquiror Indemnified Parties, shall be segregated from other property and funds of the Parent and shall forthwith be paid or delivered to the Acquiror in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Obligations and all other amounts payable under this Section 6.28, in accordance with the terms of this Agreement, whether matured or unmatured, or to be held as collateral for any Obligations or other amounts payable under this Section 6.28 thereafter arising.
          (g) No failure on the part of the Acquiror Indemnified Parties to exercise, and no delay in exercising, any right, remedy or power under this Section 6.28 shall operate as a waiver thereof; nor shall any single or partial exercise by the Acquiror Indemnified Parties of any right, remedy or power under this Section 6.28 preclude any other or future exercise of any right, remedy or power under this Section 6.28.”
     Except as necessary to effectuate the waivers provided herein, the terms of the Agreement remain in full force and effect and are not being modified, amended or waived in any way hereby.
     This instrument shall be governed by, and construed in accordance with, the Agreement, including Article XII thereof.
     Please acknowledge the foregoing by signing and returning the enclosed copy of this instrument.
[Signature Page Follows]

Very truly yours, ALICO HOLDINGS LLC
By:	/s/ Alain Karaoglan
	Name:	Alain Karaoglan
	Title:	Manager

AMERICAN INTERNATIONAL GROUP, INC.
By:	/s/ Alain Karaoglan
	Name:	Alain Karaoglan
	Title:	SVP - Divestiture

Acknowledged and Accepted by:

METLIFE, INC.

By:	/s/ Steven J. Brash

Name: Steven J. Brash
Title: Vice President and Tax Director

EXHIBIT A

AIG RECAPITALIZATION
Summary of Terms of September 30, 2010

Transaction Overview	As more fully described below, American International Group, Inc. (“AIG”), the Federal Reserve Bank of New York (“FRBNY”), the United States Department of the Treasury (“UST”) and the AIG Credit Facility Trust (“Trust”) propose to enter into a series of integrated transactions (collectively, the “Recapitalization”),[1] that would result in, among other things, the following:
•	at the closing of the Recapitalization (the “Closing”), the full repayment in cash of all remaining principal, accrued and unpaid interest, fees and other amounts owing, and the termination of all commitments, under the Credit Agreement dated as of September 22, 2008 (the “FRBNY Credit Facility”) between AIG and the FRBNY, funded solely from (i) secured non-recourse loans to AIG from AIA Aurora LLC (the “AIA SPV”) and ALICO Holdings LLC (the “ALICO SPV”, and together with the AIA SPV, the “SPVs”) of the net cash proceeds from the initial public offering of American International Assurance Company, Limited (“AIA”) and the sale of American Life Insurance Company (“ALICO”) and (ii) the “excess” cash made available by AIG and its subsidiaries for repayment of the FRBNY Credit Facility at the Closing as described below;

•	at the Closing, the amendment and restatement of the Securities Purchase Agreement (as amended and restated, the “SPA”) relating to AIG’s Series F Fixed Rate Non-Cumulative Perpetual Preferred Stock (the “Series F Preferred Stock”) to exchange a portion of AIG’s remaining right to draw up to $22.3 billion (the “Series F Drawdown Right”), in an amount to be designated by AIG prior to the Closing that shall not exceed $2 billion, for the right of AIG to draw up to such designated amount (the “Series G Designated Amount”) after the Closing for general corporate purposes (the “Series G Drawdown Right”);

•	AIG drawing at the Closing an amount up to the amount remaining undrawn pursuant to the Series F Drawdown Right subject to the limitations set forth herein;

•	the purchase by AIG at the Closing of AIA Preferred Interests and ALICO Preferred Interests from the FRBNY having an aggregate liquidation preference equal to the amount drawn at the Closing pursuant to the Series F Drawdown Right;

•	the exchange by the UST of the Series F Preferred Stock (including amounts drawn at the Closing) for:
–	all of the AIA Preferred Interests and ALICO Preferred Interests purchased from the FRBNY;

[1]	It is understood and agreed among all parties to the Recapitalization that the components of the Recapitalization constitute a single, integrated, non-severable transaction.

–	approximately 167.6 million shares[2] of AIG common stock, par value $2.50 per share (“AIG Common Stock”); and

–	shares of a new series of preferred stock of AIG designated as the “Series G Cumulative Mandatory Convertible Preferred Stock” (the “Series G Preferred Stock”), which will evidence (i) any amounts allocated by AIG to the Series G Drawdown Right to be available to be drawn after the Closing and (ii) any amounts drawn by AIG on the Series F Drawdown Right between announcement and Closing;
•	the exchange of AIG’s Series C Perpetual, Convertible, Participating Preferred Stock (the “Series C Preferred Stock”) for approximately 562.9 million shares[3] of AIG Common Stock;

•	the exchange of AIG’s Series E Fixed Rate Non-Cumulative Preferred Stock (the “Series E Preferred Stock”) for approximately 924.5 million shares of AIG Common Stock;

•	AIG’s issuance after the Closing to the holders of AIG Common Stock prior to the Closing, by means of a dividend, of 10-year warrants to purchase up to 75 million shares of AIG Common Stock in the aggregate at an exercise price of $45.00 per share; and

•	AIG having the following pro forma capitalization immediately after giving effect to the Recapitalization:

	Outstanding
	Shares of AIG	Percentage of
	Common Stock	Outstanding
	(in millions)[4]	Shares
AIG Common Stock issued upon exchange for:
Series C Preferred Stock	562.9	31.3%
Series E Preferred Stock	924.5	51.4%
Series F Preferred Stock	167.6	9.3%
Subtotal	1,655.0	92.1%
Existing holders of AIG Common Stock	142.9 [5]	7.9%
Total	1,797.9	100.0%

[2]	Calculated based on the aggregate liquidation preference of the Series F Preferred Stock currently outstanding.

[3]	Calculated based on the number of shares that would represent 79.8% of pro forma outstanding shares of AIG Common Stock prior to the Restructuring and the assumed number of shares of AIG Common Stock to be issued in exchange for the equity units described under “Exchange of Equity Units” below. To be adjusted to reflect the actual shares of AIG Common Stock issued in exchange for such equity units.

[4]	This table does not reflect the shares of AIG Common Stock underlying any AIG securities convertible into, or exchangeable or exercisable for, shares of AIG Common Stock, including the Series G Preferred Stock, the warrants to be issued to the AIG public stockholders after the Closing and the outstanding warrants currently held by the UST. This table also does not reflect the issuance of shares of AIG Common Stock in exchange for the equity units described under “Exchange of Equity Units” below.

[5]	This number reflects the currently outstanding shares of AIG Common Stock and the assumed number of shares of AIG Common Stock to be issued in exchange for the equity units described below under “Exchange of Equity Units” below.

Repayment of FRBNY Credit Facility; Waiver of AIA and ALICO Preferred Distributions

Repayment of FRBNY Credit Facility	At the Closing, all principal, accrued and unpaid interest, fees and other amounts owing under the FRBNY Credit Facility will be repaid in full solely from (i) the borrowings under the SPV Intercompany Loans described below and (ii) the Excess Cash Proceeds (as defined below) available at the Closing.

AIG will use commercially reasonable efforts (taking into account market prices and conditions) to raise cash proceeds (the “Excess Cash Proceeds”), in an aggregate amount at least sufficient to repay (when combined with the borrowings under the SPV Intercompany Loans) all remaining amounts owing under the FRBNY Credit Facility.

Notwithstanding the foregoing, any cash proceeds received in connection with the disposal of any Designated Pledged Asset (or distributions thereon) shall, unless directed in writing by the FRBNY and the UST, be excluded from the definition of “Excess Cash Proceeds”.

At the Closing, all available undrawn commitments under the FRBNY Credit Facility will be terminated.

Waiver; Escrow	As consideration for AIG’s agreement to complete the Recapitalization, the FRBNY, as the holder of the preferred interests in the AIA SPV and ALICO SPV, will waive (the “Waiver”) the right to receive mandatory distributions on such preferred interests until the Closing, with all proceeds subject to the Waiver to be held in segregated escrow accounts with the FRBNY, as agent for the SPVs,[6] until the Closing.[7] The preferred interests in the AIA SPV and the ALICO SPV are referred to herein as the “AIA Preferred Interests” and “ALICO Preferred Interests”, respectively, and interchangeably as the “AIA/ALICO Preferred Interests”.[8]

The Waiver will also provide that, at the Closing, proceeds will be released from escrow and loaned (each, an “SPV Intercompany Loan”) to AIG on the terms described below; provided, however, that if the aggregate amount of the proceeds subject to the Waiver, when combined with the Excess Cash Proceeds, exceeds all amounts owing under the FRBNY Credit Facility, such excess amount shall be distributed in accordance with the terms of the SPVs’ limited liability company agreements.

Upon the Closing, the Waiver will terminate and thereafter all cash received by each SPV from repayment of the SPV Intercompany Loans, receipt of

[6]	AIG and the FRBNY to agree on arrangements regarding the proceeds held in the escrow accounts.

[7]	The escrow accounts are expected to consist of, in the case of the AIA SPV, the net cash proceeds from the AIA IPO and, in the case of the ALICO SPV, the net cash proceeds from the sale of ALICO to MetLife.

[8]	For purposes of this document, the references to, and the aggregate liquidation preference of, the AIA/ALICO Preferred Interests will include, unless otherwise agreed by the FRBNY, the UST and AIG, the 1% and 5% preferred participating returns held by the FRBNY in the AIA SPV and the ALICO SPV, respectively.

SPV Capital Contributions, disposition of assets or otherwise will be distributed in accordance with the terms of the SPVs’ limited liability company agreements without regard to the Waiver.

If the Recapitalization is terminated because the End Date (as defined below) occurs (or for any other reason), the Waiver will terminate and be of no further force or effect and all amounts held in escrow at each SPV will be released and distributed in accordance with the terms of the SPVs’ limited liability company agreements without regard to the Waiver.

SPV Intercompany Loans	Recourse against AIG under each SPV Intercompany Loan will be limited to the Designated Pledged Assets (other than any liability of AIG resulting from AIG’s intentional and knowing failure to perform its material obligations under the SPV Intercompany Loans and related security documents).

The following assets of AIG and certain of its subsidiaries (who will become limited recourse guarantors to the extent of the applicable Designated Pledged Assets), along with all proceeds thereof and distribution thereon in each case (subject to exceptions to be agreed, consistent with the limitations on the collateral pledged to secure the FRBNY Credit Facility to the extent applicable, and any additional tax and regulatory considerations and timing constraints) (the “Designated Pledged Assets”) will be pledged to the SPVs to secure each SPV Intercompany Loan:
•	the equity interests of Nan Shan Life Insurance Company, Ltd. (“Nan Shan”), AIG Star Life Insurance Co. Ltd (“Star”) and AIG Edison Life Insurance Company (“Edison”);

•	the equity interests of International Lease Finance Corporation (“ILFC”);

•	AIG’s and its subsidiaries’ interests in Maiden Lane II LLC and Maiden Lane III LLC and distributions thereon (subject to a commercially reasonable efforts standard taking into account applicable regulatory, tax and capital considerations); and

•	any contract rights of AIG or any of the limited recourse guarantors under any contract to sell or otherwise dispose of any of the foregoing assets, whether presently effective or entered into after the date of the SPV Intercompany Loans.

Notwithstanding anything in the FRBNY Credit Facility to the contrary:
•	unless the UST and the FRBNY direct in writing that any cash proceeds received prior to the Closing in connection with the disposal of any Designated Pledged Asset (or distributions thereon) constitute “Excess Cash Proceeds”, such cash proceeds shall not be applied to repay the FRBNY Credit Facility and will instead be applied at the Closing to simultaneously repay a portion of the SPV Intercompany Loans issued at the Closing, with the proceeds of such repayment distributed at the Closing in accordance with the terms of the SPVs’ limited liability company agreements; and

•	any non-cash proceeds or distributions received in connection therewith will be Designated Pledged Assets.

Additionally, each SPV Intercompany Loan will be secured by a pledge of the common equity of the other SPV and guaranteed by such other SPV; provided, however, that, with respect to the AIA SPV, not more than either (i) 66% of the common equity of the AIA SPV will be pledged, or (ii) 66% of the equity interests in AIA Group Limited that are owned by AIA SPV will be subject to the guarantee.

Notwithstanding that the ALICO SPV is initially responsible for all MetLife indemnification claims and downward purchase price adjustments under the purchase agreement relating to the ALICO sale transaction, AIG will be responsible for funding in cash the amount of each such MetLife indemnification claim and downward purchase price adjustment on a dollar-for-dollar basis when and if paid by the ALICO SPV. If immediate payment in cash of any such amounts would reasonably be expected to materially and adversely affect AIG’s liquidity, the parties will negotiate in good faith alternative or deferred funding arrangements.

Each SPV Intercompany Loan will bear interest at a rate per annum equal to the “preferred return” on such SPV’s AIA/ALICO Preferred Interests, will have a maturity date of three years after the Closing and will have such other terms, consistent with the terms of the Recapitalization (including events of default) as the parties shall agree.

AIG and each SPV will have the option to repay, retire or take such other action with respect to the SPV Intercompany Loans as it sees fit once all AIA/ALICO Preferred Interests have been redeemed or acquired by AIG.

Capital Contribution Obligations	If either SPV’s AIA/ALICO Preferred Interests remain outstanding following the repayment in full of the SPV’s SPV Intercompany Loan, AIG will agree to make capital contributions to such SPV (each, an “SPV Capital Contribution”) upon receipt of any proceeds of, or any other distributions on, the Designated Pledged Assets. AIG’s obligations to make the SPV Capital Contributions will be supported by the same guarantees and collateral package as the SPV Intercompany Loans.

Additional Documentation/Payment Waterfall Security Agreement	The collateral arrangements with respect to the Designated Pledged Assets, in a form reasonably satisfactory to the UST, the FRBNY and AIG, will contain customary provisions to protect the interests of the SPVs as secured parties, including the application of the proceeds of the Designated Pledged Assets to the repayment of the SPV Intercompany Loans and any SPV Capital Contributions. This documentation shall provide, among other things, that unless otherwise directed by the holder of the AIA Preferred Interests and the ALICO Preferred Interests, any proceeds or any other distributions received in respect of the Designated Pledged Assets will be allocated pro rata to the AIA SPV and the ALICO SPV based on the relative aggregate outstanding liquidation preferences of the AIA Preferred Interests and ALICO Preferred Interests at that time, either as repayment of the relevant SPV Intercompany Loan or as an SPV Capital Contribution. The holders of the AIA/ALICO Preferred Interests will be party to or third party beneficiaries of the collateral documentation, including the payment waterfall and cross guarantees and AIG’s obligations to make SPV Capital Contributions. If AIG is not the pledgor of a component of the Designated

Pledged Assets, then the pledgor of such component will be a limited recourse guarantor of the SPV Intercompany Loans to the extent of such component. If tax or regulatory issues prevent the pledging of 100% of the equity interests of a Designated Pledged Asset, then in addition to any amount that may be pledged, the pledgor will also pledge any proceeds from the sale of such Designated Pledged Asset.

Drawdown of Series F Closing Drawdown Amount, Purchase of AIA/ALICO Preferred Interests, Exchange of Series F Preferred Stock and Terms of Series G Preferred Stock

Series F Closing Drawdown Amount	At the Closing, AIG will draw pursuant to the Series F Drawdown Right an amount (the “Series F Closing Drawdown Amount”) equal to the lesser of (i) the remaining balance undrawn pursuant to the Series F Drawdown Right (less the Series G Designated Amount) and (ii) the aggregate liquidation preference[9] of all AIA/ALICO Preferred Interests outstanding at the Closing.

The Series F Drawdown Right will terminate and be of no further force and effect immediately following the Closing.

Purchase of AIA/ALICO Preferred Interests	At the Closing, AIG will purchase from the FRBNY AIA Preferred Interests and ALICO Preferred Interests (the “Purchased AIA/ALICO Preferred Interests”) having an aggregate liquidation preference equal to at least the Series F Closing Drawdown Amount, at a cash purchase price (the “AIA/ALICO Preferred Interests Purchase Price”) equal to the aggregate outstanding liquidation preference of all of the Purchased AIA/ALICO Preferred Interests. Unless otherwise agreed by the FRBNY and the UST, the Purchased AIA/ALICO Preferred Interests will be purchased on a pro rata basis as to the AIA Preferred Interests and ALICO Preferred Interests based on the relative aggregate outstanding liquidation preferences of the AIA Preferred Interests and ALICO Preferred Interests at that time. AIG will fund the AIA/ALICO Preferred Interests Purchase Price from the Series F Closing Drawdown Amount.

Amendment of SPA	The parties will amend and restate the SPA to (i) exchange a portion of the Series F Drawdown Right for the Series G Drawdown Right (if AIG so elects) and (ii) provide for the exchange of the Series F Preferred Stock as described below. Notwithstanding such exchange, the remaining commitment fees on the Series F Drawdown Right will nevertheless remain

[9]	Taking into account, if applicable, the application of (i) any proceeds subject to the Waiver in excess of the amount required to be used to repay the FRBNY Credit Facility and advanced as SPV Intercompany Loans and (ii) any cash proceeds received from the disposal of Designated Pledged Assets prior to the Closing.

payable by AIG at the times they are currently due.

Exchange of Series F Preferred Stock	Simultaneously with the Closing, the shares of Series F Preferred Stock held by the UST will be exchanged for:
•	the Purchased AIA/ALICO Preferred Interests;

•	shares of Series G Preferred Stock, having the rights, preferences and terms described below (but only if (i) AIG has elected prior to the Closing to designate a portion of the Series F Drawdown Right as the Series G Drawdown Right and/or (ii) AIG draws on the Series F Drawdown Right after the date the parties announce the Recapitalization and prior to the Closing); and

•	approximately 167.6 million shares of AIG Common Stock.

Series G Preferred Stock	The Series G Preferred Stock received by the UST will have the following rights, preferences and terms:
•	Liquidation preference: The shares of Series G Preferred Stock will initially have a zero aggregate liquidation preference, except that if AIG draws on the Series F Drawdown Right after the date the parties announce the Recapitalization and prior to the Closing, the shares of Series G Preferred Stock will have an initial aggregate liquidation preference equal to the amount of such draws. Upon each drawdown, the aggregate liquidation preference of the shares of the Series G Preferred Stock will increase by an amount equal to the amount of such drawdown. Dividends on each share of Series G Preferred Stock will accrue on a daily basis at a rate of 5% per annum, compounded quarterly.

•	Conversion: The Series G Preferred Stock will automatically convert into AIG Common Stock on March 31, 2012 (the “Conversion Date”) following the consummation, if applicable, of the Deferred Exchange on the Conversion Date. The Series G Preferred Stock will be convertible into a variable number of shares of AIG Common Stock equal to (x) the aggregate liquidation preference of the Series G Preferred Stock, plus all accrued and unpaid dividends, divided by (y) the Conversion Price. The “Conversion Price” will be equal to the lesser of (a) 80% of the volume weighted average price of the AIG Common Stock over the 20 trading days prior to the announcement date of the Recapitalization, and (b) 80% of the volume weighted average price of the AIG Common Stock over the 20 trading days prior to the Closing Date, subject to anti-dilution protections typical in registered convertible securities.

•	Optional Redemption: AIG may redeem the Series G Preferred Stock at any time or times, in whole or in part, at a redemption price in cash equal to the liquidation preference of the Series G Preferred Stock, plus all accrued and unpaid dividends, without any prepayment or other penalty; provided, however, that for so long as the FRBNY holds AIA/ALICO Preferred Interests:
–	AIG shall not have the right to redeem the Series G Preferred Stock for cash; and

–	instead, AIG shall have the right to deliver the FRBNY cash in exchange for AIA/ALICO Preferred Interests having an aggregate liquidation preference (plus accrued and unpaid dividends) equal to such cash amount, and thereafter deliver to the UST the AIA/ALICO Preferred Interests so purchased in exchange for a reduction in the aggregate liquidation preference of the Series G Preferred Stock by a corresponding amount (such transactions to be consummated in a manner consistent with the steps set forth in clauses 3 through 6 under “Deferred Exchange of AIA/ALICO Preferred Interests” below).
•	Mandatory Redemption Upon Equity Offering: Net proceeds received by AIG in connection with any public offering for cash of its equity securities (whether or not such offering constitutes an “Equity Offering” (as defined below)) after the closing of the recapitalization will be used as follows:
–	first, the net proceeds will reduce on a dollar-for-dollar basis the remaining availability, if any, of the Series G Designated Amount for general corporate purposes and instead will be available solely for the purpose of purchasing and exchanging an equal amount of AIA/ALICO Preferred Interests, if any, then held by the FRBNY as contemplated under “Deferred Exchange of AIA/ALICO Preferred Interests” below; and

–	thereafter, the remaining net proceeds will be used to redeem Series G Preferred Stock at a redemption price equal to the liquidation preference, plus accrued and unpaid dividends.
•	Series G Drawdown Right: The Series G Drawdown Right may be drawn for general corporate purposes upon the applicable conditions to such drawdown being met as described below under “Conditions to Closing of Each Drawdown” consistent with the drawdown mechanics of the Series F Drawdown Right; provided that, consistent with the Series F Drawdown Right, AIG may not use the funds drawn to pay annual bonuses or other future cash performance awards to executives or senior partners.

•	Availability: The Series G Designated Amount will be reduced on a dollar-for-dollar basis (i) as described above under “Mandatory Redemption Upon Equity Offering” and (ii) by the aggregate amount AIG draws on the Series F Drawdown Right at any time after the date the parties announce the Recapitalization and prior to the Closing.

•	Equity Offering: Pursuant to the SPA, AIG will commit to use commercially reasonable efforts (after taking into account the price of the equity securities to be offered) to effect an underwritten public offering of its equity securities to raise net proceeds equal to the Series G Designated Amount (an “Equity Offering”) during the period beginning after the date AIG files its Annual Report on Form 10-K for the year ended December 31, 2010 and ending on June 30, 2011.

•	Duration of Series G Drawdown Right: The Series G Drawdown Right will expire upon the earlier of (i) the Conversion Date and (ii) such time that AIG has (A) been adjudicated as, or determined by any governmental authority having regulatory authority over AIG or its assets to be, insolvent, (B) become the subject of an insolvency, bankruptcy, dissolution, liquidation or reorganization proceeding (including, without limitation, under Title 11 of the United States Bankruptcy Code) or (C) become the subject of an appointment of a trustee, receiver, intervenor or conservator under the Resolution Authority under Dodd-Frank Wall Street Reform and Consumer Protection Act or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect (each of (A) through (C), an “Insolvency Trigger”);

•	Conditions to Commencement: The conditions to the commencement of the Series G Drawdown Right will be as follows (which are substantially the same as the analogous conditions relating to the commencement of the Series F Drawdown Right):
–	accuracy of AIG’s representations and warranties and performance by AIG of its obligations under the SPA;

–	a certificate of an AIG senior executive officer certifying as to the matters described in the preceding bullet point;

–	the filing with the Delaware Secretary of State of the certificate of designations for the Series G Preferred Stock;

–	delivery to the UST of an opinion of counsel in substantially the same form as delivered in connection with the commencement of the Series F Drawdown Right;

–	delivery of stock certificates for the Series G Preferred Stock; and

–	the Closing has occurred.
•	Conditions to Closing of Each Drawdown: The conditions to the closing of each drawdown pursuant to the Series G Drawdown Right will be as follows:
–	the Conversion Date has not occurred;

–	an Insolvency Trigger has not occurred;

-	on or before the applicable drawdown date, AIG has provided to the UST an outline, in a form reasonably satisfactory to the UST, of the expected uses by AIG of the drawdown amount;

–	the accuracy of certain of the representations and warranties contained in the SPA as of, and AIG’s performance of it obligations under the SPA at or prior to, the drawdown date; and

–	delivery to the UST of an opinion of counsel in substantially the same form as delivered in connection with a drawdown under the Series F Drawdown Right.
•	Ranking. The Series G Preferred Stock will rank with respect to rights upon the liquidation, winding-up or dissolution of AIG:
–	senior to (a) all of the AIG Common Stock and (b) to each other class of capital stock the terms of which expressly provide that it ranks junior to the Series G Preferred Stock as to dividend rights and rights on liquidation, winding up and dissolution of AIG;

–	On a parity with any class or series of capital stock the terms of which do not expressly provide that such class or series will rank senior or junior to the Series G Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution of AIG;

–	junior to each class or series of capital stock the terms of which provide that such class or series will rank senior to the Series G Preferred Stock; and

–	junior to all of the existing and future indebtedness and other obligations of AIG.

Deferred Exchange of AIA/ALICO Preferred Interests	If the FRBNY holds AIA/ALICO Preferred Interests on (i) any date on which the availability under the Series G Drawdown Right for general corporate purposes is reduced as a result of any public offering by AIG of its equity securities and/or (ii) the Conversion Date (to the extent there is any undrawn availability of the Series G Designated Amount as of the Conversion Date) (each, a “Deferred Exchange Date”), then the following transactions (collectively, a “Deferred Exchange”) will occur on such Deferred Exchange Date (and, in the case of the Conversion Date, immediately prior to the conversion of the Series G Preferred Stock into shares of AIG Common Stock as described above) in the order listed below, all of which will be deemed to occur substantially contemporaneously:
1.	AIG will draw pursuant to the Series G Drawdown Right in an amount (such amount, the “Deferred AIA/ALICO Preferred Interests Purchase Price”) equal to the lesser of (A) in the case of a Deferred Exchange referred to in clause (i) above, the amount by which the availability under the Series G Drawdown Right for general corporate purposes is reduced as a result of such public offering, and, in the case of a Deferred Exchange referred to in clause (ii) above, the undrawn availability of the Series G Designated Amount as of the Conversion Date, and (B) the aggregate liquidation preference of all AIA/ALICO Preferred Interests held by the FRBNY at such time;

2.	the aggregate liquidation preference of the Series G Preferred Stock will increase by an amount equal to the Deferred AIA/ALICO Preferred Interests Purchase Price;

3.	AIG will deliver a cash amount equal to the Deferred AIA/ALICO Preferred Interests Purchase Price to the FRBNY;

4.	the FRBNY will deliver AIA Preferred Interests and ALICO Preferred Interests (the “Deferred Purchased AIA/ALICO Preferred Interests”) having an aggregate liquidation preference equal to the Deferred AIA/ALICO Preferred Interests Purchase Price to AIG (unless otherwise agreed by the FRBNY and the UST, the Deferred Purchased AIA/ALICO Preferred Interests will be purchased on a pro rata basis as to the AIA Preferred Interests and ALICO Preferred Interests based on the relative aggregate outstanding liquidation preferences of the AIA Preferred Interests and ALICO Preferred Interests held by the FRBNY at that time);

5.	AIG will deliver the Deferred Purchased AIA/ALICO Preferred Interests to the UST; and

6.	the aggregate liquidation preference of the Series G Preferred Stock will reduce by an amount equal to the Deferred AIA/ALICO Preferred Interests Purchase Price.

Notwithstanding the terms of the Series G Preferred Stock described above under “Series G Preferred Stock”, for purposes of a Deferred Exchange:
•	the only condition to the drawdown of all or a portion of the Series G Unused Availability in connection with such Deferred Exchange is that the Deferred Purchased AIA/ALICO Preferred Interests will be delivered to the UST at the closing of such Deferred Exchange; and

•	the availability of the Series G Drawdown Right will be equal to the Deferred AIA/ALICO Preferred Interests Purchase Price.

Subordination Agreement	If the aggregate Purchased AIA/ALICO Preferred Interests (including any Deferred Purchased AIA/ALICO Preferred Interests) do not constitute all of the AIA/ALICO Preferred Interests outstanding, the FRBNY will have the right, pursuant to a subordination agreement entered into among AIG, AIA SPV, ALICO SPV, the UST and the FRBNY, to receive distributions on its remaining AIA/ALICO Preferred Interests up to the aggregate outstanding liquidation preferences of all AIA/ALICO Preferred Interests held by the FRBNY before the UST will be entitled to receive any distributions on the AIA/ALICO Preferred Interests. In furtherance of the foregoing, AIG will agree to cause AIA SPV and ALICO SPV to make distributions on AIA/ALICO Preferred Interests to the FRBNY until the aggregate outstanding liquidation preferences of all AIA/ALICO Preferred Interests held by the FRBNY have been paid in full, and thereafter make all distributions on the AIA/ALICO Preferred Interests to the UST. Each of the FRBNY and the UST will agree that, to the extent it receives any distributions inconsistent with the preceding sentence, it will promptly return such distributions to the AIA SPV or ALICO SPV, as the case may be, or direct such distributions directly to the other party.

Exchange of Equity Units	Shortly after AIG files its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, AIG will conduct a registered exchange offer in which it will offer shares of AIG Common Stock and cash for the equity units mandatorily exchangeable for shares of AIG Common Stock that it previously issued on May 16, 2008.[10] AIG intends to file a registration statement on Form S-4 relating to the exchange prior to the filing of such Quarterly Report with the expectation that the Form S-4 will become effective shortly following the filing of such Quarterly Report.

[10]	The number of shares of AIG Common Stock will be the number that holders would receive under the stock purchase contracts underlying the equity units and the cash payments will be designed to compensate holders for the interim payments (interest on the underlying debentures and contract adjustment payments on the underlying stock purchase contracts) to which they would otherwise be entitled.

Exchange Series C Preferred Stock for AIG Common Stock; Distribution of AIG Common Stock Resulting from Exchange	At the Closing, the Series C Preferred Stock will be exchanged for approximately 562.9 million shares of AIG Common Stock. Immediately after such exchange, the Trust will distribute at the Closing all of the shares of AIG Common Stock issued in connection with such exchange to the UST and thereafter the Trust will be dissolved in accordance with the terms of the trust agreement.[11]

Exchange of Outstanding Liquidation Preferences of Series E and Series F Preferred Stock for AIG Common Stock	At the Closing, the Series E Preferred Stock will be exchanged for approximately 924.5 million shares of AIG Common Stock and the aggregate liquidation preference of the Series F Preferred Stock outstanding as of the date the parties announce the Recapitalization will be exchanged for approximately 167.6 million shares[12] of AIG Common Stock.

Registration Rights	The UST will be afforded registration rights with respect to the shares of AIG Common Stock issued in connection with the Recapitalization on terms substantially consistent with those relating to the Series C Preferred Stock contained in the Series C Preferred Stock purchase agreement, subject to appropriate modifications relating to AIG’s obligations to effect an Equity Offering described above, the exchange of equity units described above and the exchange of hybrid securities described below, including appropriate lock-up arrangements covering the registrable shares. The UST’s registration rights will be assignable to third-party purchasers of registrable securities and, as part of the definitive documentation for the Recapitalization, AIG and the UST will agree to appropriate limitations on the exercise of those rights by third-party purchasers.

Exchange of Hybrid Securities	Within an agreed upon period after the Closing, AIG will use its reasonable efforts to conduct a registered exchange offer and/or a Section 3(a)(9) exchange offer for one or more series of its outstanding hybrid securities.

UST’s Outstanding Warrants	The outstanding warrants currently held by the UST will remain outstanding following the Recapitalization; provided, however, that notwithstanding anything in the anti-dilution provision of such warrants to the contrary, no adjustment will be made to the number of shares of AIG Common Stock subject to, or the exercise price of, such warrants as a result of the Recapitalization.

Issuance of Warrants to Existing Holders of AIG Common Stock	After the Closing, AIG will issue to the holders of AIG Common Stock prior to the Closing, by means of a dividend, 10-year warrants to purchase up to 75 million shares of AIG Common Stock in the aggregate at an exercise price of $45.00 per share.

Conditions to the Recapitalization	The consummation of the Recapitalization will be subject to the following material conditions:

[11]	Potential amendments of the trust agreement to be discussed.

[12]	Calculated based on the aggregate liquidation preference of the Series F Preferred Stock currently outstanding.

1.	(i) the borrowings under the SPV Intercompany Loans and (ii) the Excess Cash Proceeds available at the Closing will be sufficient to repay at the Closing all remaining principal, accrued and unpaid interest, fees and other amounts owing under the FRBNY Credit Facility in full;

2.	the FRBNY shall have received evidence reasonably satisfactory to it that, immediately after the Closing, the FRBNY would not hold AIA/ALICO Preferred Interests having an aggregate liquidation preference in excess of $6 billion;

3.	stockholder approval for the issuance of the shares of AIG Common Stock and Series G Preferred Stock (which is convertible into AIG Common Stock) in connection with the Recapitalization in accordance with the rules of the New York Stock Exchange;

4.	the rating profile of AIG, the primary insurance companies of Chartis, Inc. and the primary insurance companies of SunAmerica Financial Group, taking into account the Recapitalization, shall be reasonably acceptable to the FRBNY, the UST, the Trust and AIG;

5.	AIG shall have in place at the Closing available cash and third party financing commitments in amounts and on terms reasonably acceptable to the FRBNY, the UST and AIG;

6.	AIG has not drawn on the Series F Drawdown Right after the date the parties announce the Recapitalization and prior to the Closing by an amount in excess of $2 billion, unless waived by the FRBNY and the UST in their sole discretion;

7.	AIG shall have achieved its year-end 2010 targets for the de-risking of AIG FP as set forth in AIG’s AIG FP Contingent Liquidity Plan.

8.	absence of any law or order prohibiting the Closing and receipt of all material regulatory approvals and material third party consents required to consummate the Recapitalization;

9.	approval for listing of the shares of AIG Common Stock to be issued in the Recapitalization on the New York Stock Exchange; and

10.	material performance by each other party of its covenants and the accuracy as of the Closing of the representations and warranties made by each such other party.

Termination	If the Closing does not occur on or prior to March 15, 2011 (the “End Date”), any of AIG, the FRBNY, the UST or the Trust may terminate the Recapitalization.

Closing Steps	At the Closing, the following transactions will occur in the order listed below, all of which will be deemed to occur substantially contemporaneously:
1.	the proceeds subject to the Waiver will be released, the SPVs will make SPV Intercompany Loans to AIG in the amounts specified above, and the remaining proceeds, if any, will be distributed to the holders of the AIA/ALICO Preferred Interests in accordance with the terms of the

SPVs’ limited liability company agreements as described above;

2.	AIG will draw the Series F Closing Drawdown Amount pursuant to the Series F Drawdown Right;

3.	the FRBNY Credit Facility will be repaid in full from (i) the borrowing under the SPV Intercompany Loans and (ii) the Excess Cash Proceeds available at the Closing;

4.	unless the UST and the FRBNY direct in writing that any cash proceeds received prior to the Closing in connection with the disposal of any Designated Pledged Asset (or distributions thereon) constitute “Excess Cash Proceeds”, such cash proceeds will be applied at the Closing to repay a portion of the SPV Intercompany Loans, and distributed in accordance with the terms of the SPVs’ limited liability company agreements;

5.	AIG will deliver the AIA/ALICO Preferred Interests Purchase Price to the FRBNY;

6.	the FRBNY will deliver all of the Purchased AIA/ALICO Preferred Interests to AIG;

7.	to the extent applicable, the right to draw an amount equal to the Series G Designated Amount pursuant to Series F Drawdown Right will be exchanged for the Series G Drawdown Right;

8.	AIG will deliver to the UST: (i) the Purchased AIA/ALICO Preferred Interests, (ii) approximately 1,092.1 million shares of AIG Common Stock (representing the shares of AIG Common Stock to be issued in exchange for the Series E Preferred Stock and the Series F Preferred Stock held by the UST) and (iii) if applicable, the shares of Series G Preferred Stock;

9.	AIG will deliver approximately 562.9 million shares of AIG Common Stock (representing the shares of AIG Common Stock to be issued in exchange for the Series C Preferred Stock) to the Trust;

10.	the UST will deliver all shares of Series E Preferred Stock and Series F Preferred Stock to AIG;

11.	the Trust will deliver all shares of Series C Preferred Stock to AIG; and

12.	the Trust will deliver all shares of AIG Common Stock issued upon the exchange of the Series C Preferred Stock to the UST and thereafter the Trust will be dissolved in accordance with the terms of the trust agreement.

Governance	Documentation to include approval/consent rights and other covenants and agreements, including, but not limited to, the following:
•	AIG: Until such time as no obligation of AIG or any of its subsidiaries arising from financial assistance provided under the Troubled Asset Relief Program remains outstanding (excluding any period during which the federal government only holds warrants to purchase AIG Common Stock, but including any period during which the federal government owns (i) any AIG Common Stock issued in exchange for the Series E Preferred Stock, the Series F Preferred Stock or the Series

G Preferred Stock or (ii) any of the Purchased AIA/ALICO Preferred Interests), AIG will remain subject to the covenants from the Series E Exchange Agreement and the Series F Purchase Agreement and:
–	AIG and its board of directors must work in good faith with the UST to ensure corporate governance arrangements satisfactory to the UST;

–	AIG will continue to be subject to all applicable laws, including the Employ American Workers Act and the Emergency Economic Stabilization Act of 2008 (including all guidance and regulations related thereto);

–	for so long as American General Finance, Inc. is a subsidiary of AIG, AIG will ensure that MorEquity, Inc. (a subsidiary of American General Finance, Inc.) continues to participate in the Home Affordable Modification Program (to the extent MorEquity, Inc. is eligible to participate in such program);

–	AIG must maintain its written policy on lobbying, government ethics and political activity;

–	AIG must maintain its written policy on corporate expenses; and

–	AIG must maintain a risk management committee of its board of directors.
•	AIA SPV and ALICO SPV: Appropriate modifications to the SPV arrangements in light of the Waiver, the SPV Intercompany Loans and SPV Capital Contributions, including:
–	providing that all proceeds received by each SPV in connection with the repayment of an SPV Intercompany Loan or the receipt of SPV Capital Contributions will be considered a “qualifying event” requiring mandatory distributions;

–	eliminating all restrictions on distributions and other actions (e.g., rights to demand liquidity events, etc.) if the holder of the AIA/ALICO Preferred Interests or any of its affiliates control (or have the right to obtain control of) AIG;

–	providing that all significant action consent rights, rights to demand liquidity rights, observer rights, etc. applicable to the AIA/ALICO Preferred Interests (including, in the case of the ALICO SPV, the right to force a sale of MetLife securities) will remain applicable notwithstanding the repayment in full of such SPV Preferred Interests until the AIA/ALICO Preferred Interests at both SPVs have been repaid in full;

–	providing for the management and payment/reimbursement by AIG of MetLife purchase price adjustments and post-closing indemnification claims related to the sale of ALICO to MetLife; and

–	granting the holder of the AIA/ALICO Preferred Interests the right to enforce SPV Intercompany Loans and SPV Capital Contributions.

•	Designated Pledged Assets: Holder of the AIA/ALICO Preferred Interests to have negative covenants, certain consent rights and liquidity/monetization rights relating to the Designated Pledged Assets substantively equivalent to the rights under the SPVs’ limited liability company agreements to be agreed in the Recapitalization documentation taking into account regulatory and other relevant considerations under applicable law.

•	Information and Related Rights:
–	Until such time as no obligation of AIG or any of its subsidiaries arising from financial assistance provided under the Troubled Asset Relief Program remains outstanding (excluding any period during which the federal government only holds warrants to purchase AIG Common Stock, but including any period during which the federal government owns (x) any AIG Common Stock issued in exchange for the Series E Preferred Stock, the Series F Preferred Stock or the Series G Preferred Stock or (y) any of the Purchased AIA/ALICO Preferred Interests), (i) AIG will continue to provide the UST with the financial information, reports, notices and inspection rights currently provided and (ii) the UST will be entitled to board observer rights; and

–	For so long as the FRBNY holds AIA/ALICO Preferred Interests, AIG will provide the FRBNY with board-level information rights with respect to AIG (relating to any of the Designated Pledged Assets, the SPVs or any of their assets), the AIA SPV and the ALICO SPV, and any other information reasonably requested by the FRBNY relating to any of the foregoing (but excluding any privileged information).
•	Indemnification and Expenses:
–	From and after the Closing, AIG will pay all reasonable out-of-pocket expenses of the FRBNY and the UST relating to, or otherwise arising out of, (i) the Recapitalization, (ii) the financial assistance provided under the Troubled Asset Relief Program, (iii) the FRBNY Credit Facility, (iv) the federal government’s ownership of any securities (whether before or after the Closing) of AIG or any of its subsidiaries and (v) the transaction documents relating to the foregoing, including the consideration, exercise, enforcement or protection of any rights granted therein or compliance with any obligations thereunder.
–	Unless otherwise agreed to by the parties, following the Closing the trustees of the Trust shall be provided with expense reimbursement and indemnification at least as protective as what is currently provided under the AIG Credit Facility Trust Agreement, notwithstanding any termination of the FRBNY Credit Facility or the AIG Credit Facility Trust Agreement.

Definitive Documentation	The transactions contemplated hereby are subject to definitive documentation to be mutually agreed by the parties.